SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-28498

(Check one)

|_| Form 10-K and Form 10-KSB   |_| Form 11-K

|_| Form 20-F  |X| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For period ended: September 30, 2008

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended _____________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates______________________

PART I
REGISTRANT INFORMATION

Full name of registrant: Paradigm Medical Industries, Inc.

Former name if applicable:
Address of principal executive office (Street and number):

2355 South 1070 West
Salt Lake City, Utah 84119

PART II
RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and the  registrant  seeks  relief  pursuant  to Rule  132b-25(b),  the following should be completed. (Check box if appropriate).

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense.

  |X|   (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date; or the subject  quarterly report of transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth  calendar  day  following the prescribed due date; and

         (c)      The  accountant's  statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in  reasonable  detail the  reasons  why Forms 10-K,  11-K, 10-Q,  N-SAR or the  transition  report or portion  thereof,  could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-Q cannot be completed within the prescribed time period due to the additional time required because of complexities involved in completing the required financial statements, especially in complying with the disclosure requirements of Statement of Financial Accounting Standards No. 133, Accounting
for Derivative Instruments and Hedging Activities, which was issued by the Financial Accounting Standards Board.

PART IV
OTHER INFORMATION

(1)      Name and  telephone  number  of  person  to  contact  in regard to this notification

           Randall A. Mackey          (801)               575-5000
           -----------------       -----------       ------------------
               (name)                  (area code)       (telephone number)

(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the  preceding  12 months (or for such  shorter)  period that the registrant  was  required to file such  report(s)  been filed?  If answer is no, identify report(s).

         |X| Yes    |_| No

(3)      Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         |_| Yes    |X| No

Paradigm Medical Industries, Inc.
----------------------------------
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: November 17, 2008	By: /s/ Luis A. Mostacero
-------------------------------------
Luis A. Mostacero
Vice President of Finance,
Chief Financial Officer,
Treasurer and Secretary